MOONSHOT JUNIOR, INC

Innovation and Entrepreneurial Mindset Nurturing Platform

PITCH VIDEO   INVESTOR PANEL


MOONSHOT Jr
Transforming Curious Minds
Our Vision and Journey
STAGE 1 EXPLORATION
STAGE 2 PREPARATION
STAGE 3 PRODUCT INNOVATION
STAGE 4 E-COMMERCE
www.moonshotjr.com

moonshotjr.com   San Jose CA

Hardware   Software   Technology   Saas   Education

OVERVIEW   DETAILS   UPDATES 14   WHAT PEOPLE SAY 30   ASK A QUESTION 9

Highlights

1. Global footprint (SaaS program). Raised $1.15M in seed first round.
2. 50% MoM revenue growth (2020 or our first-year rev. $200K+)
3. Multiple investors & advisors who built/exited $100M+ EdTech/eCommece companies.
4. The founding team built multiple successful tech companies in Silicon Valley.
5. Several B2B/B2B2C partnerships including schools, learning centers, corporate & more.
6. Partnered with TYE (part of TiE.org) with a mission to foster entrepreneurship among the young gen.
7. We produced young TEDx speakers. Young entrepreneurs selling products on Amazon, Kickstarter, NFT
8. Enjoy 1st hand experience of our program with a free trial moonshotjr.com/book-a-free-trial/

Our Team



Alok Jain Co-founder, CEO

Serial Entrepreneur. Founded four successful Silicon Valley companies. Passionate for K12 education, eCommerce & online marketing. Including: eZdia Inc, RealtyCohost.

> Our preliminary research showed that the current education system with its traditional approach to learning is not catering to the needs of the children for building their future. We care not only because we have a close association and experience in e-commerce and can see and predict the needs of the future but also as parents of school goers.



Vishal Malhotra Co-founder, COO & CTO

Serial Entrepreneur, ex CTO of EQ2, a medical software company (deployed it in over 500 large hospitals).



Vikas Shukla Co-founder & Chief Innovation Officer

Founder and CEO, Reference Design Inc. Author of several technical books. Successfully launched 10+ hardware products on Kickstarter and raised money. An IIT-BHU Alumni.



Ashutosh Jhureley Co-Founder & Head of Retail, E-Comm & Supply Chain

eComm (20+ years exp) Past: Business Archtech Dixons | Marks & Spencers



Ken Burke Advisor

Founder, EntrepreneurNOW! Sold his company Market Live at $100 Million.



Upen Varanasi Investor and Advisor

CEO & Co-founder of Riversand Technologies, Houston Master's Degree in Mechanical Engineering, University of Missouri-Rolla



Deepak Jain Investor and Advisor

CEO & Founder, Swych, Inc. Global Head of Payments, Finalbr



Gaurav Pant Director of Operations

Co-founder and CEO, Om Sharnam



Tushal Mittal GM, India

Co-founder at Stopkhoj India



Uttara Kumar Verma Gamification Head

Co-creator Moonpreneur Founder, Anadik Technologies Service Delivery Lead, TCS

Moonshot Jr - Innovation and Entrepreneurial Mindset Nurturing Platform

Moonshot Jr, a Silicon Valley startup aims to disrupt education in general and EdTech in particular via its patent-pending, outcome-focused program.

The problems we are solving & the opportunities we are creating:

- Innovation and Entrepreneurial Mindset Nurturing Platform (Early mover advantage)
- We help the students in early realization of their passion
- Skill building in children through hands on product creation
- Introducing structured product innovation to K12 students
- Provide hands on experience of product building and launching to children

With our innovator program, children are learning necessary skills and are developing their own products which they are taking to market. Our Innovator Program is helping children develop an entrepreneurial mindset via STEAM thus making them ready for the future of work.

Our SaaS-based monthly subscription and product-first approach is experiencing a 50% MoM growth rate in addition to $50K+ in revenue per month. There's also some very smart money coming in including investments by EdTech industry leaders.



MOONSHOT
Templates to launch STEM PRODUCTS
Stage 2
Foundation in Technology
Stage 3
Product innovation
Stage 4
Go to market
- Robotics Template
Foundation in electronics and coding
Protoyping
Launch on Amazon/Kickstarter
- App Template
Foundation in App Development
App Prototyping
Launch on App stores
- Consumer Product Template
Foundation in consumer product design & development
Build prototype
Launch on Amazon/Kickstarter


– Book Writing & Publishing
Components of Book Writing
Book Writing
Go To Market
– Arts & Hobbies
Arts
Create
NFT & ETH

Scalability

- With our unique template based product development methodology, we can scale from few hundreds to tens of thousands students within a short span of time while ensuring that each student get complete end to end experience of building and launching a new product.
- A healthy mix of synchronous & asynchronous modes ensuring optimum usage of resources with quick cycle time for delivery
- Core focus on delivery via Classroom model while ensuring that each child gets individual attention from teachers
- Onboarding channel partners at a fast pace. All these channel partners come with industry and geography experiences of multiple years in the intended market

Growth Opportunity

Our innovator course has started generating positive vibes in the industry which is also helping us to grow our business via multiple strategies:

- We have partnered with many schools to impart our courses at Schools which will also bring a steady flow of students
- We are receiving a lot of interest from our channel partners (globally).
- Many HNIs and corporates have come forward to gift our courses to bright students. In future, this stream is bound to grow significantly
- We've a huge opportunity in eCommerce, though presently this is just our lead gen channel (as we've much bigger immediate opportunity of subscription business which is valued much higher)
- Future possibility of creating incubation center for products built by our customers/students

Why classrooms:

Our focussed mode of delivery is via online classroom approach where children learn together with individual attention from teachers:

- Kids learn better when they learn together with their peers
- Children show higher engagement and motivation level when other children in the class start asking questions or start performing better.
- Scalability is high with the classroom mode of delivery
- With global audience in the same classroom, our children are getting exposure to multiple cultures
- We ensure that children learn at the learning pace which is suitable to them
- With the prevalence of school education globally and due to online delivery of classed due to corona, kids are already conditioned to learning in online classrooms settings
- Hands on learning using physical products which is complemented by online tools like tinkercad, code.org etc
- Post Corona, parents prefer classes which their children can attend from the comfort of the home.


Where We Are (in early 2nd year)
100+ SaaS (B2C) students enrolling/month
10 B2B2C Customers with 100s of students
50+ products (Moonshots, created by students + Learning kits)
$200,000+ revenues (2020)
50% MoM growth
SMART money is happening!
Several investors who built $100M+ EdTech & eCommerce companies
Edtech Market (2020)- $89.1B/18% CAGR



Moonshot Jr is generating revenue which places it firmly above and beyond the "proof of concept" phase; most other equity crowdfunding campaigns are pre-revenue at best. It is no small feat that in a year since the company's inception, we have grown to a 50+ full-time employee team with 11 products available on Amazon. Besides:

- We're adding 100+ SaaS (B2C) customers MoM with multi-year LTV
- We're adding 100s of students through our B2B2C partners
- We had over $200,000 in revenues in 2020
- We have several B2B customers and have a strong pipeline
- For large customers like schools, we create and run the programe in batches exclusive for those schools.
- We have a healthy pipeline of corporate & individuals who are funding the programs as a charitable act
- 11 Moonshots (products) built by our students; available on Amazon/eBay & Moonshot Jr store to purchase

TAM

We can draw data in multiple ways ($3.5B+ market in US alone.. And expanding to other territories we see at least another $3.5B market). Combined with our MoonCamps and ELDP offerings, we see a TAM of approx $14B market or more


MOONSHOT
The Growth Pyramid
Market Leadership
Platform & community to build entrepreneurial mindset in youth
- Unlocking creativity
- 21st Century skill building
- Financial literacy
- Product based learning
- Support ecosystem
- Internship for youth
Growth
Content (course material)
Transition to Growth
Platform (100s of course delivered concurrently)
Product/Market Fit
Software and hardware products (IPs)
(Product recipes, Moonpreneur, Embedded learner kit etc.)

Building on innovative software and hardware products, such as Moonpreneur and the Embedded Learner Kit, and a platform that can deliver hundreds of courses to a wide audience concurrently, we have our base set to get our content across to multiple users and scale our offerings exponentially. We are also focusing on a platform and community to build an entrepreneurial mindset in youth to achieve market leadership in this niche.


MOONSHOT
Transforming Curious Minds
MOONSHOT JR
Explore - Identify Interest - Deep Dive - Create - Sell
Multi-tier Curriculum
Holistic Education (Life skills)
Video Creation
Basic Finance
Online Marketing
Art etc.
Hands-on/Fun Learning
Games
Hardware Kits
Entrepreneurship Training
Learn from industry leaders
eCommerce
amazon ebay

Moonshot Jr's platform offers holistic learning where students get a combination of pre-recorded videos, learning via games, and instructor-led tech sessions bundled with core life skills sessions on video creation, content writing, social media marketing, art, public speaking, and more. This learning is in addition to our core hands-on entrepreneurship training in four stages. Industry expert sessions

sessions

The latest launch by Moonshot Jr - a business strategy game called Moonpreneur raised over **148% of its goal on Kickstarter**. Moonpreneur can be pre-ordered from Moonshot Junior store, simulates a real-life business environment that will help students to learn entrepreneurship the fun way. The game has been added in the Mooncamp curriculum and its generating very good traction with the participants.



Moonpreneur: Entrepreneurial Board Game || Moonshot Jr
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THE INNOVATOR PROGRAM



Our Current Programs (10-17 yrs old)
Innovator Program (Tier1 12 months SaaS program, 15-20hrs/month)
MOONSHOT
Transforming Curious Minds
STAGE 1 EXPLORATION
STAGE 2 FOUNDATION IN TECHNOLOGY
STAGE 3 PROTOTYPE YOUR PRODUCT
STAGE 4 GO TO MARKET
Duration | 3 Months | 3 Months | 3 Months | 3 Months
Outcome | Child's interest identification | Foundation in chosen technology | Innovate & Prototype | Learn Ecommerce & Launch product
One Time Payment | $387 (3 Months) | $594 (6 Months) | $799 (9 Months) | $949 (12 Months)
- Product based hands-on learning
- Unlocking creativity
- Financial Literacy
- 2-3 Yrs of LTV
* Individual stage Charge: $387
www.moonshotjr.com

The Innovator Program is a multi-year, multi-tier program that has a high LTV since students can be retained for years with multiple projects at a low acquisition cost.

Exploration Stage- The child is taken through a curriculum that centers on knowledge about futuristic subjects. In this stage, the students are evaluated after every session to understand their interests, likes, and dislikes.

Preparation Stage- Children will be able to gain expertise in the chosen subjects like Robotics, Arduino, Raspberry Pi, AI, Automation, Art, Game Development, App Development, and more.

Product Innovation Stage- Introduced to the five steps of product development to help innovate and develop a Moonshot (their own product)

E-commerce Stage- Prepares and encourages children for the e-commerce environment



MOONSHOT
Transforming Curious Minds
Below is an example of a timeline for a student:
Tuesday
Take the Quiz+ Assignment
(Compulsory)
Thursday
Attend the Life Skill Booster Session (video creation, creative writing, digital marketing, etc.)
(Optional, upto 25 Kids)
Saturday/Sunday
Industry Expert Session (Various STEAM-related sessions such as AI, Art, Psychology, Communication Skills, Neuroscience, etc.)
(Optional, upto 100 Kids)
Monday
Watch On-demand video on the scheduled topic based on stream chosen. For example, robotics
(Compulsory)
QUIZ
Wednesday (15 Kids)
Attend Live Instructor-led Session to discuss about the topic, assignment, learn more, and solve queries in chosen stream (for example, robotics)
(Compulsory)
Friday

Apart from the regular tech and entrepreneurship sessions, the program also

offers holistic learning where students learn crucial skills such as social media marketing, content creation, personality development, and public speaking as a part of the curriculum. They are also offered sessions by industry experts who keep them updated on various hard and soft skills needed to excel as entrepreneurs.



Student Attributes	Stage 1	Stage 2	Stage 3	Stage 4
Curiosity	Yes	Yes	Yes	Yes
Social Skill	Yes		Yes	
Resilience	Yes	Yes	Yes	Yes
Integrity	Yes			
Resourcefulness	Yes		Yes	
Creativity	Yes		Yes	Yes
Empathy	Yes		Yes	
Assertiveness	Yes	Yes	Yes	Yes
Humility	Yes	Yes	Yes	Yes
Confidence	Yes	Yes	Yes	Yes

MOONSHOT
Transforming Curious Minds
+40 other data points
Key Outcome
Data-based Learning
Moonshot Jr offers data-based learning tracked through Moonscale
What is Moonscale?
• AI software (WIP)
• Assess students via 50+ data points
• Presently done manually
Moonscale will be able to predict
• Knowledge assimilation
• Interest identification
• Suggest educational forecast (college majors, streams to pursue, etc.)
• Career forecast
• Enable adaptive learning
• Update interface for smart learning

Moonshot Jr evaluates students and offers data-based learning tracked through Moonscale (WIP). An AI software, Moonscale will asses students via 50+ data points. The AI will help in predicting knowledge assimilation, interest identification, suggesting educational forecasts, and enable adaptive learning among other benefits. Currently, this process is carried out manually.


MOONSHOT
Transforming Curious Minds
Success Stories
DIY Science Experiment Kit
Launch : Sep'20
Sold : 40 boxes
DIY Embedded Kit
Launch : Jun'20
Sold : 100+ boxes
Environment -friendly bottles
Launch : Oct'20
Sold : 60 bottles
HydraBot
Social Entrepreneur Project
Game App Developer
Tambola - A Real Experience
8 yrs
Become an Entrepreneur at 8
13 yrs
Raised $8000+ on Kickstarter
Ready to launch on Kickstarter
13 yrs
Invited for a Tedx Talk session
20 yrs
Founder MQBit, Creator Tambola app
Early introduction to failure
Early Introduction to practical finance (P/L)
Stellar resume for 'college application' and 'future of workforce'

Every new beginning is seeded deep within an inspiration! Kids of today are booming with inspiration and Moonshoot Jr is here to show these creative minds a way to turn ideas into success stories. From idea conceptualisation to final release, we have a team of experienced mentors to take care of everything. We have assisted many students to pursue their passion and innovate in the past 1 year. Presenting some of the success stories from our journey:

- Sania, built her computer kit and went on to complete a successful Kickstarter. It is now selling on Amazon and eBay.
- Samvi, designed a subscription toy box to engage children with autism which led her to speak at TEDx.
- Shourya, Founder of MQBit and creator of the Tambola app available on The Google Play Store or the Apple App Store!
- Shoham, created own game on Roblox and conducted game development session


Idea to Reality | MoonshotJr
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MOONSHOT Jr
Transforming Curious Minds
IDEA TO
REALITY


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Success Stories at Moonshot Jr
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Funtastic Box
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Testimonials for Moonshot Jr
from Moonshot Junior
MOONSHOT
KEN BURKE
FOUNDER - ENTREPRENEURNOW! NETWORK
01:54


MOONSHOT
Transforming Curious Minds
Pricing (SaaS)
Virtual Classroom
B2C
$249/3 Months
($99/Month)
4 Hours Instructor-led Sessions
8-Hours live life Skills Sessions (video creation, art, finance, creative writing, etc)
4- Hours Online Tech Videos
4- Hours Live Industry expert Sessions
Moonpreneur/Hardware Kits Included
Private Learning
B2C
$399/3 Months
($149/Month)
4 Hours Instructor-led Sessions
8-Hours live life Skills Sessions (video creation, art, finance, creative writing, etc)
4- Hours Online Tech Videos
4- Hours Live Industry expert Sessions
Moonpreneur/Hardware Kits Included
Enterprise
(B2B2C)
Affiliate gets
$80-$100/Signup
Learning centers
Educational foundations
STEM franchise
Internal Schools etc.

Moonshot Jr already has a base platform/processes/curriculum and is now seeking investments to scale their growth and build a world-class EdTech company for K-12.


MOONSHOT
Transforming Curious Minds
Founders
Alok Jain, CEO (USA)
Co-founder eZdia & Realtycohost, an IIT-B Alumni
Vishal Malhotra, CTO (USA)
CTO at EQ2
Vikas Shukla, Chief Innovator (USA)
Founder & CEO Reference Design
An IIT-BHU alumni
Ashutosh Jhureley (UK)
• eCommerce Lead
• eComm (20+ years exp)
• Past: Business Archtech Dixons | Marks & Spencers
50+ Employees
Key Executives
Hetal sonpal (india)
• Sales Lead
• Tedx Speaker
• Past: Strategic Alliance, Intel | Strategic Sales Director Linkedin
Tuahar mittal (India)
• Marketing Lead
• Co-founder Stopkhoj
• Past: Group Head OMD & Group M
Gaurav Pant (India)
• Director Global Operations
• Business head, Gionee India
• Co-founder, MedTours Global
Uttara Verma (India)
• Gamification Head
• Founder, Anadik Technologies
• Service Delivery Lead, TCS


Investors & Advisors
Himanshu Aggarwal
Founder Aspiring Minds (acquired by SHL.com)
Advisor & Lead Investor MSJ
Ken Burke
Founder of 4 online tech companies
Sold MarketLive (eCommerce platform) at $100M+
Upen Varanasi
CEO - Riversand Technologies
Over 20 years in Data Management space
Deepak Jain
Founder & CEO Swych
Global Head of Payments- Finablr
Amar Rajashekhar
Co-founder - Edcite
Edcite skill assessment platform - 2.5 million students in USA
Sunil Ranka
Founder - Predikly
Advisor & Investor MSJ

The Moonshot Jr founding team comprises several serial entrepreneurs. We have some of the biggest names on their advisory board including Ken Burke, Himanshu Aggarwal, and Amar Rajasekhar. Some have founded and exited $100 million companies. Moonshot Jr is driven by the idea that the best work is born from diligence, creativity, and fun. We are a family of professionals working collectively to foster an entrepreneurial mindset in children at an early age.


FUND UTILIZATION
20% Platform
20% Operations
40% Student Acquisition
20% Course Creation
Outcome
3500+ Students
$2.5M+ Revenues (2021)
DISCLAIMER:
This slide contains forward looking projections which cannot be guaranteed

Downloads

Moonshotjr Pitch for Wefunder.pdf